Exhibit 99.1

Kaspi.kz 1Q 2026 Financial Results

Almaty, Kazakhstan, 11 May 2026 – Joint Stock Company Kaspi.kz (“Kaspi.kz”, “we”) (Nasdaq:KSPI) today published its unaudited consolidated IFRS financial results for the quarter ended 31 March 2026 (“1Q 2026”).

Letter from Mikheil Lomtadze, Co-Founder and CEO of Kaspi.kz:

We’ve started the year with strong e-Commerce growth, higher purchase frequency and improving monetization. e-Commerce GMV grew 41% year-over-year on a constant-currency and pro-forma basis and orders grew 43% on pro-forma basis. Consumers are buying more frequently — purchases per consumer increased 44% to 15 purchases per quarter.

At the same time, Kaspi.kz remained highly profitable, with adjusted EBITDA growing 9%. Our Board recommended a dividend of KZT 850 per ADS, representing a 64% payout ratio, subject to shareholder approval. This reflects confidence in our cash generation and our growth outlook.

The most important message is simple: Kaspi.kz is becoming a larger, more diversified platform, with far greater growth potential than ever before. Building on our position as Kazakhstan’s leading Super App, we are now creating an international business.

e-Commerce is now one of our most important growth engines. It deepens customer engagement, expands our addressable market and creates monetization opportunities across advertising, delivery, payments and fintech. Advertising and delivery revenue grew 73% during the quarter, showing that e-Commerce is not only scaling, but becoming more monetizable over time.

Türkiye is a market of 85 million people and an important part of our next growth phase. It now represents 50% of our e-Commerce GMV. We are bringing Kaspi’s product culture and e-Commerce, payments and fintech expertise to Türkiye — with a long-term and disciplined approach.

Kaspi.kz is a profitable, dividend-paying platform with multiple growth engines, and our goal is clear: to build an even stronger company while staying true to our mission of improving people’s lives by developing innovative mobile products and services.

My personal investment alongside Tencent and other long-term investors reflects my strong confidence in Kaspi.kz’s long-term opportunity. As co-founder and CEO, I remain fully aligned with all shareholders.

Thank you for your continued trust and support.

Mikheil Lomtadze
Co-Founder and CEO
Kaspi.kz

1Q 2026 Highlights

•
1Q 2026 was in line with our expectations. We reiterate our full-year 2026 guidance.

•
Our Board of Directors has recommended a quarterly dividend of KZT850 per ADS, subject to shareholder approval. This represents a dividend payout ratio of 64%.

•
e-Commerce was the main growth driver. Constant-currency and pro-forma e-Commerce GMV increased 41% year-over-year to KZT1.3 trillion ($2.6 billion), while e-Commerce purchases increased 43% year-over-year.

•
e-Commerce monetization continued to improve. e-Commerce revenue increased 58% year-over-year to KZT394 billion ($824 million), and value-added services (“VAS”) revenue from advertising and delivery increased 73% year-over-year.

•
e-Commerce consumer frequency improved materially, with purchases per consumer increasing to 15.0, compared with 10.4 in 1Q 2025.

•
Marketplace GMV increased 19% year-over-year on a constant-currency and pro-forma basis to KZT2.2 trillion ($4.5 billion). Marketplace revenue increased 49% year-over-year to KZT520 billion ($1.1 billion), and adjusted EBITDA increased 12% year-over-year to KZT118 billion ($247 million).

•
Payments TPV increased 14% year-over-year to KZT11.4 trillion ($23.7 billion). Payments revenue increased 7% year-over-year to KZT158 billion ($331 million), and adjusted EBITDA was stable at KZT90 billion ($187 million).

•
Fintech revenue increased 25% year-over-year to KZT430 billion ($897 million), even with TFV declining 2% year-over-year, reflecting disciplined origination in favour of longer duration loans. Our average net loan portfolio grew 23% year-over-year.

•
Credit quality remained strong. Cost of risk was 0.7%

•
Revenue increased 31% year-over-year to KZT1.1 trillion ($2.3 billion). Adjusted EBITDA increased 9% year-over-year to KZT368 billion ($768 million). Net income was broadly stable at KZT252 billion ($526 million), down 1% year-over-year.

•
Following the end of the first quarter, Kaspi.kz successfully settled the issuance of $600 million 5.900% five-year Notes, further strengthening our liquidity and financial flexibility.

Going forward, our first and third quarter releases will focus primarily on trading and financial trends during the period, while our interim and full-year results will include more detailed product and strategic updates.

Kaspi.kz 1Q 2026 Financials

Total revenue increased 31% year-over-year to KZT1.1 trillion ($2.3 billion). Revenue growth was mainly driven by improving order frequency and fast growth from VAS in our e-Commerce business, strong Fintech loan portfolio growth, alongside robust and predictable growth from our Payments Platform.

Revenue +31% YoY, Adjusted EBITDA +9% & KZT 850/ADS dividend

Growth driven by e-Commerce GMV +41% YoY with orders +43%

	1Q 2026	YoY Growth
Revenue	$2.3B	+31%
Adjusted EBITDA	$768M	+9%
Dividend per ADS	KZT 850	
Dividend Payout Ratio	64%	
Marketplace GMV	$4.5B	+19%[1]
e-Commerce GMV	$2.6B	+41%[1]
TPV	$24B	+14%
TFV	$5.4B	-2%
Average Loan Portfolio	$15B	+23%

Source Company data

Notes 1. Constant currency growth and pro-forma growth. Please refer to glossary for definition

The exchange rates used by us for the presentation of certain financial, operating and other data denominated in tenge and included in this presentation are ₸478.77 per $1 and ₸10.76 per TRY 1 as of March 31, 2026

Kaspi.kz

Adjusted EBITDA increased 9% year-over-year to KZT368 billion ($768 million). Consolidated net income was broadly stable at KZT252 billion ($526 million), down 1% year-over-year. Net income margin was impacted by higher deposit funding costs following interest rate increases in Kazakhstan last year and the full-quarter consolidation of Hepsiburada.

Growth in COGS year-over-year is mainly due to Hepsiburada being consolidated for the entire quarter in 2026, compared with approximately two months in 1Q 2025. As previously communicated, we are choosing to operate Hepsiburada at around EBITDA breakeven as we prioritize investment in its future growth.

Net income margin reflects Türkiye consolidation & higher funding costs

COGS reflects full-quarter Hepsiburada consolidation; risk quality & operating costs controlled

30.9%
-2.5%
-4.4%
-0.5%
-0.4%
0.1%
0.1%
23.3%
1Q'25
Int. Expense
COGS
Tech & Product
Sales & marketing
G&A and other
Provisions
1Q'26

Source Company data

Notes Net Income Margin is calculated as Net Income divided by Revenue

Kaspi.kz

Marketplace Platform

Within Marketplace, pro-forma e-Commerce GMV increased 41% year-over-year to KZT1.3 trillion ($2.6 billion) during the first quarter of 2026. In both Kazakhstan and Türkiye, we’re prioritising improving consumer engagement; this is illustrated by purchases per consumer increasing to 15 from 10.4 in the first quarter of 2025.

We’re also seeing good results growing revenue from value-added services, namely advertising and delivery. During 1Q 2026, VAS revenue increased 73% year-over-year. As a result, e-Commerce 3P take rate increased 90 bps year-over-year to 15.8%, and e-Commerce revenue grew significantly faster than GMV. During 1Q 2026, e-Commerce revenue increased 58% year-over-year to KZT394 billion ($824 million).

e-Commerce scaling with higher purchase frequency & stronger monetization

GMV +41% YoY, orders +43%, purchases per consumer up 44% to 15.0. Take rate up 90 bps

	1Q'25	1Q'26
Take Rate[2]	14.9%	15.8%
# of purchases per consumers	10.4	15.0

e-Commerce GMV[3]
KZT

+41%(4)
867B
1.3T
$2.6B
1Q'25
1Q'26

e-Commerce
# of purchases[1]

+43%(5)
46.3M
73.4M
1Q'25
1Q'26

e-Commerce GMV breakdown

1P
20%
1Q'26
80%
3P

TR
50%
1Q'26
50%
KZ

Source Company data

Notes
1. Number of orders
2. Take rate is calculated based on GMV 3P only
3. GMV of the e-Commerce business of Marketplace in Kazakhstan and Türkiye ("3P" and "1P") including e-Grocery's GMV in Kazakhstan. e-Cars are now excluded from e-commerce GMV
4. Constant currency growth and pro-forma growth. Please refer to glossary for definition
5. Pro-forma growth. Please refer to glossary for definitions

Kaspi.kz

Marketplace constant-currency and pro-forma GMV increased 19% year-over-year, driven by strong e-Commerce growth in Kazakhstan and Türkiye. Take rate improved 100 bps year-over-year to 12.1%, resulting in Marketplace revenue growing 49% year-over-year to KZT520 billion ($1.1 billion). Adjusted EBITDA grew 12% year-over-year to KZT118 billion ($247 million). Adjusted EBITDA growth was impacted by Hepsiburada, which generates around a third of its GMV from 1P retail, being consolidated for the entire first quarter in 2026, compared with approximately 2 months in 1Q 2025.

Marketplace revenue growing faster than GMV as take rate expands

GMV +19% YoY, take-rate +100bps, revenue +49% & adjusted EBITDA +12%

Take Rate(1)
11.1%
12.1%
GMV
KZT
+19%(2)
1.8T
2.2T
$4.5B
1Q'25
1Q'26
Revenue
KZT
+49%
349B
520B
$1.1B
1Q'25
1Q'26
Adjusted EBITDA
KZT
+12%
105B
118B
$247M
1Q'25
1Q'26

Source Company data

Notes 1. Take Rate is calculated based on GMV 3P only

2. Constant currency growth and pro-forma growth. Please refer to glossary for definition

Kaspi.kz

Payments Platform

During 1Q 2026, TPV increased 14% year-over-year to KZT11.4 trillion ($23.7 billion).

Payments revenue increased 7% year-over-year to KZT158 billion ($331 million). Revenue growth trailing TPV growth reflects take-rate decline to 1.03% from 1.09% in 1Q 2025. This is due to shifting product mix and is consistent with long-run trends. Interest revenue accounted for 26% of total revenue and increased 26% year-over-year.

Adjusted EBITDA was flat year-over-year at KZT90 billion ($187 million). Adjusted EBITDA excludes interest revenue. However, overall profitability remains high, and Payments’ capital-light model makes it highly cash generative, while Payments’ products drive high levels of day-to-day customer engagement.

Payments is a large, capital-light, profit engine & daily engagement driver

TPV +14% YoY, revenue +7% & adjusted EBITDA stable

Take Rate	1.09%	1.03%

TPV KZT

Revenue KZT

Adjusted EBITDA KZT

+14%
9.9T
11.4T
$23.7B
1Q'25
1Q'26
+7%
147B
158B
$331M
1Q'25
1Q'26
0%
90B
90B
$187M
1Q'25
1Q'26

Source Company data

Kaspi.kz

Fintech Platform

During 1Q 2026, TFV origination declined 2% year-over-year, to KZT2.6 trillion ($5.4 billion). Over the same period, our average net loan portfolio increased by 23% year-over-year, to KZT7.2 trillion ($15.1 billion).

We are deliberately shifting our lending mix toward longer-duration, higher-revenue products. Average loan portfolio duration was 9.3 months in 1Q 2026, compared with 7.9 months in 1Q 2025. Portfolio yield was stable year-over-year at around 6%. As a result, Fintech revenue significantly outperformed TFV dynamics and increased 25% year-over-year to KZT430 billion ($897 million).

Interest rate increases in Kazakhstan last year resulted in our cost of funding for deposits increasing 220 bps year-over-year to 14.3%. Cost of Risk was 0.7% in 1Q 2026 compared with 0.6% in the same period in 2025. Our underlying credit trends remain strong and consistent.

Our NPL ratio of 6.6% in 1Q 2026 was higher than the 6.1% seen in full-year 2025. Lower coverage reflects the growing share of lower risk car and merchant loans in our portfolio, as well as ongoing improvements in our collection processes.

Higher deposit costs and a slightly higher Cost of Risk negatively impacted Fintech adjusted EBITDA growth which increased 12% year-over-year to KZT160 billion ($334 million).

Fintech revenue is growing fast even with stable origination

Average net loan portfolio +23% YoY, revenue +25%, adjusted EBITDA +12% despite TFV -2%

	1Q'25	1Q'26	YoY
Fintech Yield[1]	6%	6%	
Loan Duration, months	7.9	9.3	
Average net loan portfolio KZT	5.9T	7.2T $15.1B	+23%
Revenue KZT	343B	430B $897M	+25%

	1Q'25	1Q'26	YoY
TFV KZT	2.7T	2.6T $5.4B	-2%
Adjusted EBITDA KZT	142B	160B $334M	+12%

Source Company data

Notes 1. Calculated for the period, not annualized.

Kaspi.kz

Full-year 2026 Guidance

Kaspi.kz’s financial results for the first quarter of 2026 were in line with our initial expectations.

As previously flagged, our 2026 consolidated Kaspi.kz guidance includes Türkiye.

Our guidance assumes constant currency exchange rates as of January 1, 2026.

FY 2026 guidance[1]: 1Q was on track with our 2026 plan

	1Q 2026	2026 Guidance	Comments
GMV	+19%[2]	Around 20% YoY Growth	• On track
TPV	+14%	Around 15% YoY Growth	• On track
TFV	-2%	Around 5% YoY Growth	• Disciplined growth expected
Adjusted EBITDA	+9%	Around 5% YoY Growth	• Investment year; on track

Source Company data

Notes 1. Please see "Disclaimer–Cautionary Note Regarding Forward-Looking Statements."
2. Constant currency growth and pro-forma growth. Please refer to glossary for definition

Kaspi.kz

Issuance of $600 million Eurobond

On 24 April 2026 Kaspi.kz settled the issuance of a $600 million five-year Eurobond. Interest on the Notes will be paid in cash semi-annually in arrears at a rate of 5.900% per annum from and including October 28, 2026.

We intend to use the net proceeds from the Notes for general corporate purposes.

1Q 2026 Financial Results Conference Call

Monday, 11th May 2026 at 8.00am EST (1pm GMT, 5.00pm Astana time).

To pre-register for this call, please go to the following link:

Register Now

You will receive access details via email.

About Kaspi.kz

Kaspi.kz’s mission is to improve people’s lives by developing innovative mobile products and services.

Kaspi.kz operates a unique two-sided Super App model, serving more than 25 million consumers and 900 thousand merchants across Kazakhstan and Türkiye. In Kazakhstan, our Super App seamlessly integrates payments, e-Commerce, e-grocery, fintech, travel, classifieds and government services. This comprehensive offering is deeply relevant to users’ daily lives, driving exceptional engagement with 77 monthly transactions per active consumer. In Türkiye, Kaspi.kz owns an 86% stake in Hepsiburada, one of the country’s leading e-Commerce platforms.

Kaspi.kz has been listed on Nasdaq since January 2024.

For further information

David Ferguson david.ferguson@kaspi.kz

Kaspi.kz Consolidated Financial Statements

Consolidated Income Statement (unaudited)

	1Q 2025, KZT MM	1Q 2026, KZT MM	1Q 2026, USD MM
Revenue	**821,851**	**1,080,630**	**2,257**
growth, %	-	***31%***	-
Net Fee Revenue	353,741	386,581	807
Interest Revenue	327,964	451,887	944
Retail Revenue	134,343	218,568	457
Other gains (losses)	5,803	23,594	49
Costs and operating expenses	**(514,399)**	**(758,329)**	**(1,584)**
growth, %	-	***47%***	-
% of revenue	***62.6%***	***70.2%***	-
Cost of Goods Sold and Services	(200,977)	(312,694)	(653)
Interest Expenses and fees	(183,067)	(267,950)	(560)
Transaction Expenses	(7,786)	(8,750)	(18)
Technology & product development	(42,897)	(61,579)	(129)
Sales and marketing	(22,228)	(33,967)	(71)
General and administrative expenses	(16,953)	(22,549)	(47)
Provision expense	(40,491)	(50,840)	(106)
Net income before tax	**307,452**	**322,301**	**673**
growth, %	-	***5%***	-
margin, %	***37.4%***	***29.8%***	-
Income tax	(53,403)	(70,394)	(147)
Net income	**254,049**	**251,907**	**526**
growth, %	-	***-1%***	-
margin, %	***30.9%***	***23.3%***	-

Source Company data

Kaspi.kz

Consolidated Balance Sheet (unaudited)

	31-Dec-2025, KZT MM	31-Mar-2026, KZT MM	31-Mar-2026, USD MM
Cash and cash equivalents	903,143	797,075	1,665
Mandatory cash balances with NBK	305,126	317,840	664
Due from banks	51,951	62,350	130
Investment securities and derivatives	1,179,819	1,208,348	2,524
Loans to customers	7,172,162	7,262,533	15,169
Property, equipment and intangible assets	714,361	715,011	1,494
Goodwill	447,128	448,604	937
Inventory	124,522	105,997	221
Other assets	183,536	179,953	376
Total assets	**11,081,748**	**11,097,711**	**23,180**
Due to banks	16,183	25,094	52
Customer accounts	7,531,286	7,428,537	15,516
Debt securities issued	331,992	309,687	647
Subordinated debt	161	13	0
Trade liabilities	346,401	277,405	580
Deferred tax liabilities	71,409	71,611	150
Other liabilities	182,739	210,296	439
Total liabilities	**8,480,171**	**8,322,643**	**17,384**
Issued capital	130,144	130,144	272
Treasury shares	(169,985)	(187,713)	(392)
Additional paid-in-capital	506	506	1
Revaluation deficit of financial assets	(40,545)	(41,482)	(87)
Share-Based Compensation reserve	27,938	11,433	24
Retained earnings	2,543,785	2,771,245	5,788
Total equity attributable to Shareholders of the Company	2,491,843	2,684,133	5,606
Non-controlling interests	109,734	90,935	190
Total equity	**2,601,577**	**2,775,068**	**5,796**
Total liabilities and equity	**11,081,748**	**11,097,711**	**23,180**

Source Company data

Kaspi.kz

Adjusted EBITDA reconciliation

KZT mm	1Q'25	2Q'25	3Q'25	4Q'25	1Q'26
Net Income	**254,049**	**258,629**	**278,046**	**276,983**	**251,907**
Interest Revenue from other operations	(49,324)	(57,332)	(62,474)	(50,827)	(62,983)
Interest Expenses and fees from other operations	68,238	89,122	103,787	107,786	106,558
Share-based compensation expense	2,161	2,126	2,100	9,089	2,735
Other gains/losses	(5,803)	2,011	(11,412)	(3,046)	(23,594)
Income tax expense	53,403	63,327	68,468	79,013	70,394
Depreciation and amortization expenses	14,842	19,972	23,452	19,986	22,842
Adjusted EBITDA	**337,566**	**377,855**	**401,967**	**438,984**	**367,859**

Source Company data

Kaspi.kz

Operating Segment Revenue (unaudited)

KZT mm	1Q'25	1Q'26
Results of Operations — Segments:		
Payment revenue	147,471	158,294
Marketplace revenue	349,345	519,860
Fintech revenue	342,811	429,553

Source Company data

Kaspi.kz

Geographic Segment Revenue (unaudited)

KZT mm	1Q'25	1Q'26
Segments Revenue:	**834,071**	**1,092,713**
Kazakhstan and Other	685,486	804,458
Türkiye	148,585	288,255

Source Company data

Kaspi.kz

Use of key financial & operating metrics

Certain parts of this press release contain our key financial and operating metrics, which we do not consider to be non-IFRS financial measures. We use these metrics to evaluate our business, measure our performance, identify trends affecting our business, formulate financial projections and make strategic decisions. Our key operating metrics may be calculated in a manner different than similar key financial and operating metrics used by other companies. For definitions of our key financial and operating metrics please refer to “Other Key Financial and Operating Metrics” section of our latest 20-F.

Additional/updated key financial and operating metrics used in this Release:

(1)
Adjusted EBITDA (Kaspi.kz Consolidated) is Profit or loss for the period less interest revenue from other operations, plus interest expense and fees from other operations, share-based compensation expense, other gains (losses), less income tax expense, depreciation and amortization expenses.
(2)
Marketplace Active consumers is The total number of consumers, including consumers in Türkiye, that completed at least one purchase of goods and services within Marketplace during the prior 12 months
(3)
e-Commerce Active Consumers is The total number of consumers, including consumers in Türkiye, that completed at least one purchase of goods and services within e-Commerce during the prior 12 months
(4)
Total Active Consumers is The total number of consumers, including consumers in Türkiye, that completed at least one transaction with Kaspi or Hepsiburada during the prior 12 months
(5)
Loan Duration (months) is Average effective maturity of loans measured in months
(6)
Cost of Funding is Average effective rate paid on term deposits of individuals and legal entities
(7)
e-Commerce GMV is The total transaction value of goods and services sold within the e-Commerce business of Marketplace (on an aggregate, “third-party” or “first-party” basis, as applicable). Our “first-party” e-Commerce GMV includes e-Grocery’s GMV. Starting from January 2026 e-Commerce GMV also includes GMV of Hepsiburada
(8)
Constant currency growth is The constant currency growth is calculated by using end of period exchange rate for previous year reporting period and applying it to the corresponding current year reporting period, so as to calculate what our results would have been had exchange rates remained stable from one year to the next
(9)
Pro-forma growth is Includes full 1Q’25 result of Hepsiburada including the amounts which were prior to acquisition of Hepsiburada on 28 January 2025, for comparability purposes in 1Q’26

Non-IFRS financial measures

To supplement our results presented in accordance with IFRS, we present Adjusted EBITDA for both the Company and Hepsiburada on a standalone basis. The Company provides a reconciliation of Adjusted EBITDA, a non-IFRS financial measure for historical periods. However, the Company does not provide guidance on net income and is unable to provide a reconciliation for its Adjusted EBITDA guidance range to net income without unreasonable efforts due to high variability and complexity with respect to estimating certain forward-looking amounts, the probable significance of which cannot be determined. The adjustments from net income for these forward-looking amounts include, for Adjusted EBITDA of the Company, earnings before interest revenue from other operations, interest expenses and fees from other operations, share-based compensation expense, other gains (losses), income tax expense, and depreciation and amortization expenses, and for

Adjusted EBITDA of Hepsiburada on a standalone basis, taxation on income, financial income, financial expenses, depreciation and amortization, and monetary gain/(loss).

Exchange rate calculations

The Kazakhstani tenge (KZT) to US dollar ($) exchange rate used by us for the presentation of certain financial, operating and other data denominated in tenge and included in this presentation is KZT478.77 per $1 as of 31 March 2026. The Turkish lira (TRY) exchange rate used by us for the presentation of certain financial, operating and other data denominated in lira and included in this presentation is KZT10.76 per TRY1 as of March 31, 2026.

Cautionary statement regarding forward-looking statements

This release contains forward-looking statements within the meaning of the U.S. federal securities laws, which statements relate to our current expectations and views of future events. In some cases, these forward-looking statements can be identified by words or phrases such as “believe,” “may,” “might,” “will,” “expect,” “estimate,” “could,” “should,” “anticipate,” “aim,” “intend,” “plan,” “potential,” “prospective,” “continue,” “is/are likely to” or other similar expressions. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. Therefore, you should not place undue reliance on these forward-looking statements. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual outcomes may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, risks related to the following: our ability to attract sufficient new customers, engage and retain our existing customers or sell additional functionality, products and services to them on our platforms; our ability to maintain and improve the network effects of our Super App business model; our ability to improve or maintain technology infrastructure; our ability to successfully execute the new business model and reach profitability in certain of our operations; our ability to partner with sufficient new merchants or maintain relationships with our existing merchant partners; our ability to effectively manage the growth of our business and operations; developments affecting the financial services industry; our brand or trusted status of our platforms and Super Apps; our ability to retain and motivate our personnel and attract new talent, or to maintain our corporate culture; our ability to keep pace with rapid technological developments to provide innovative services; our ability to implement changes to our systems and operations necessary to capitalize on our future growth opportunities; changes in relationships with third-party providers, including software and hardware suppliers, delivery services, credit bureaus and debt collection agencies; our ability to compete successfully against existing or new competitors; our ability to integrate acquisitions, strategic alliances and investments and realize the benefits of such transactions; our ability to adequately obtain, maintain, enforce and protect our intellectual property and similar proprietary rights; risks related to Kazakhstan and the other countries in which we operate, including with regard to the evolving nature of the applicable legislative and regulatory framework and that of other jurisdictions in which we operate; our ability to obtain or retain certain licenses, permits and approvals in a timely manner; the significant influence of our existing shareholders and ability of ADS holders to influence corporate matters; differences between the rights of our shareholders, governed by Kazakhstan law and our charter, from the typical rights of shareholders under U.S. state laws; our ability to remediate additional material weaknesses (if any) in our internal control over financial reporting or those of certain of our subsidiaries and our ability to establish and maintain an effective system of internal control over financial reporting; dependence on our subsidiaries for cash to fund our operations and expenses, including future dividend payments, if any; lack of protections for ADS holders compared to those afforded to shareholders of companies that are not “foreign private issuers;” the fact that the price of our ADSs might fluctuate significantly and that any future sales of ADSs or common shares may negatively impact the stock price; and risks related to other factors discussed under Item 3.D. “Risk Factors” in our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on March 16, 2026 and our other SEC filings we make from time to time. We operate in an evolving environment. New risks emerge from time to time, and it is not possible for our management to predict all risks, nor can we assess the effect of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. The forward-looking statements made in this press release relate only to events or information as of the date on which the statements are made in this press release. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.